EXHIBIT 99.1

Profound Medical Announces Upcoming Investor Events

TORONTO, May 30, 2023 (GLOBE NEWSWIRE) -- Profound Medical Corp. (NASDAQ:PROF; TSX:PRN) (“Profound” or the “Company”), a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue, announces the following investor events in June:

  PRO-Talk Episode 5, “Unlocking the Potential of TULSA-PRO®”: Profound will be hosting a live webinar on Tuesday, June 6, 2023 at 6:00 p.m. ET, during which the following esteemed TUSLA-PRO® users will share their firsthand experiences with the technology: Y. Mark Hong, M.D. (Integrative Urology, Phoenix, AZ); Stephen Scionti, M.D. (Scionti Prostate Center / HALO Precision Diagnostics); Daniel Costa, M.D. (UT Southwestern); and Xiaosong Meng, M.D., Ph.D. (UT Southwestern). In addition, Profound management will provide a corporate overview, highlighting significant milestones, and unveiling interim 5-year follow-up data from the TACT (TULSA-PRO® Ablation Clinical Trial) pivotal study. To register for the PRO-Talk webinar, please use this link.
  2023 Jefferies Healthcare Conference: Profound management is scheduled to present on Wednesday, June 7, 2023 at 4:30 p.m. ET in New York City. The presentation will be broadcast live and archived on the Company's website at www.profoundmedical.com under "Webcasts" in the Investors section.

About Profound Medical Corp.

Profound is a commercial-stage medical device company that develops and markets customizable, incision-free therapies for the ablation of diseased tissue.

Profound is commercializing TULSA-PRO®, a technology that combines real-time MRI, robotically-driven transurethral ultrasound and closed-loop temperature feedback control. TULSA-PRO® is designed to provide customizable and predictable radiation-free ablation of a surgeon-defined prostate volume while actively protecting the urethra and rectum to help preserve the patient’s natural functional abilities. TULSA-PRO® has the potential to be a flexible technology in customizable prostate ablation, including intermediate stage cancer, localized radio-recurrent cancer, retention and hematuria palliation in locally advanced prostate cancer, and the transition zone in large volume benign prostatic hyperplasia (“BPH”). TULSA-PRO® is CE marked, Health Canada approved, and 510(k) cleared by the U.S. Food and Drug Administration (“FDA”).

Profound is also commercializing Sonalleve®, an innovative therapeutic platform that is CE marked for the treatment of uterine fibroids and palliative pain treatment of bone metastases. Sonalleve® has also been approved by the China National Medical Products Administration for the non-invasive treatment of uterine fibroids and has FDA approval under a Humanitarian Device Exemption for the treatment of osteoid osteoma. The Company is in the early stages of exploring additional potential treatment markets for Sonalleve® where the technology has been shown to have clinical application, such as non-invasive ablation of abdominal cancers and hyperthermia for cancer therapy.

For further information, please contact:

Stephen Kilmer
Investor Relations
skilmer@profoundmedical.com
T: 647.872.4849